EXHIBIT 2

       Via Facsimile (832) 239-6210
       Original to follow via FedEx

       July 14, 2004

       Plains Resources Inc.
       700 Milam Street, Suite 3100
       Houston, TX 77002
       Attn: The Board of Directors


       Gentlemen:


       We have read your July 12, 2004 press release and proxy materials in which you dismiss our suggestion that the company should complete a recapitalization rather than be sold to Vulcan for a price of $17.25 per share.

       We continue to believe that a recapitalization will be in the best interests of stockholders and reiterate our July 7, 2004 proposal as modified and explained below. In order to assist in your analysis of the value that will be created in a recapitalization, we have attached our financial model and comparables analysis.

       Assuming an $18 cash tender in the recapitalization and the other assumptions which we describe in greater detail below and on the attached model, we believe post-recapitalization PLX will trade for $25.06 per share with a prorated value to shareholders of approximately $22.16. As a result, Pershing Square, L.P. has indicated to us that it will vote against the Vulcan Energy transaction,

       With respect to your specific objections, we respond as follows:

       Objection #1: Ignored the fact that a leveraged recapitalization would not resolve Plains Resources significant tax issues.

                We have assumed no special tax benefits at PLX. All free cash flow numbers that we have projected assume taxes are payable at a 40% tax rate other than with respect to income that can be sheltered using PLX's remaining net operating loss carryforwards. PLX will likely never sell its MLP units in Plains All American Pipeline, L.P. We believe this should be viewed favorably by PAA, for it will provide PAA with a stable owner and will not create a supply overhang in the market.

       Plains Resources Inc.
       The Board of Directors
       July 14, 2004
       Page 2 of 3



       Objection #2: Failed to take into account the required repayment of Plains Resources' existing indebtedness.

                You will note that our financial projections assume the required repayment of Plains Resources net indebtedness as of the date of the recapitalization.

       Objection #3: Assumed that Plains Resources would have the ability to borrow $175 million.

                We have enclosed a highly confident letter from Jefferies indicating a number of financing alternatives for the recapitalization, each for $175 million. Jefferies has advised us that it is available to discuss in detail terms, rates, and other elements of the financings. We note that Vulcan Energy obtained $175 million of financing for PLX without any additional credit support other than the assets of PLX. Therefore, we believe it should not be surprising that such financing continues to be available in the marketplace. For modeling purposes, we have assumed that PLX borrows $175 million in a 10-year bond financing at 7.5% interest.

       Objection #4; Incorrectly asserted that the $15 million termination fee would not be payable to Vulcan Energy upon consummation of the suggested leveraged recapitalization, unless such recapitalization took place more than 15 months after termination of the merger agreement.

                Assuming that the Board does not change its recommendation and stockholders vote down the Vulcan deal, we believe that our plan will not trigger the break up fee. Our counsel is available to discuss this issue with you if you require further information. If the break up fee were payable, it would reduce the post-recapitalization value of PLX to $23.71 and the prorated value to $21.55.

       Objection #5: Failed to take into account the other expenses that Plains Resources has incurred and would incur in connection with the Vulcan Energy transaction, including the reimbursement of Vulcan Energy's expenses (estimated to be approximately $6 million)

                Our financial model takes into account the Vulcan Energy transaction expenses.

       Objection #6: Failed to take into account the $5 million of severance payments that Plains Resources would be required to make in connection with the suggested leveraged recapitalization.

                Our financial model assumes the $5 million severance payments are paid.

       Plains Resources Inc.
       The Board of Directors
       July 14, 2004
       Page 3 of 3



          In addition, we have assumed that PLX sells Calumet Energy for $35 million of proceeds, a 55% discount to its SEC PV-l0 value. We understand that there may be additional value to Calumet with respect to the natural gas storage opportunity that PLX has been exploring, although we assign no value for this opportunity. We assume that the sale proceeds from Calumet are used to retire PLX's net debt with excess proceeds used in the recapitalization. We include no cash flow from Calumet in PLX's free cash flow projections.

          Our other more detailed assumptions are included in the attached spreadsheets.

          We have attached a PLX valuation matrix that values PLX at a range of multiples. At the proposed $17.25 price, Vulcan is paying approximately 10.3 times 2005 free cash flow of recapitalized PLX and
          8.6 times 2006 free cash flow. We believe this significantly understates the value of post-recapitalization PLX that we value at $25.06, a multiple of 15 times 2005 free cash flaw per share. Please note that PLX's most direct comparables - Kinder Morgan Inc. and Crosstex Energy Inc. - trade at 15.2 times and 24.7 times 2005 free cash flow respectively.

          We are available to answer any questions you may have about the enclosed.

          Cordially,

           /s/ Ian M. Cumming
          ------------------------------
          Ian M. Cumming
          Chairman


          Attachments

                             PLX MODEL: ASSUMPTIONS
                             ----------------------

1) PLX REMAINS PUBLIC

2) PLX SELLS OIL & GAS PROPERTY FOR $35M ON 12/31/04

   PLX SIMULTANEOUSLY REFINANCES ~$10M OF ESTIMATED NET DEBT WITH A $175 NEW DEBT ISSUANCE @ 7.5%

3) PLX USES PROCEEDS FROM SALE OF OIL & GAS BUSINESS & NEW DEBT (AFTER FEES/SEVERANCE/VULCAN EXPENSES) TO BUY BACK STOCK @ $18.00

4) PLX CASH G&A ASSUMED @ $2M ON A GO FORWARD BASIS

5) ASSUMES 40% TAX RATE @ PLX, AND $30M OF NOLS AVAILABLE AT 12/31/2004

   NOLS SHIELD TAXABLE INCOME DOWN TO AN ASSUMED ALTERNATIVE MINIMUM TAX RATE OF 20% ASSUMES PLX PAYS FULL TAXES ON ALL PAA DISTRIBUTIONS (OTHER THAN AMOUNT SHIELDED BY EXISTING NOLS)

6) NO VULCAN BREAKUP FEE PAYABLE DUE TO SHAREHOLDER REJECTION OF OFFER

7) ASSUMES PLX USES EXCESS CASHFLOW TO BUY BACK STOCK AT 15X EARNINGS

                             PAA MODEL: ASSUMPTIONS
                             ----------------------

1) 2004 FORECAST BASED ON MANAGEMENT GUIDANCE GIVEN 6/15/2004, ANNUALIZING 2H 2004 (DUE TO LINK ACQUISITION), ALSO ADDS BACK $7.5M OF ANNUALIZED 1 TIME PIPELINE INTEGRITY EXPENSES

2) ASSUMES $15M OF INCREMENTAL LINK EBITDA IN 2005 DUE TO VOLUME
   RECOVERY/SYNERGY REALIZATION (IMPLIES~$65M OF LINK EBITDA CONTRIBUTION IN 2005 VS. PAA GUIDANCE OF $52-$57 POST SYNERGY WITH NO VOLUME PICKUP) (IMPLIED ANNUALIZED LINK EBITDA CONTRIBUTION OF ~$50M EMBEDDED IN PAA 6/15 SECOND HALF GUIDANCE)

3) ASSUMES PAA ACQUIRES $33.3 MILLION IN EBITDA CONTRIBUTION JANUARY 1 EACH YEAR FROM 2005-2015 AT THE COST OF $250 M (7.5X EBITDA) (INCLUDES BOTH ACQUISITIONS AND ORGANIC EXPANSION CAPEX)

4) ASSUMES PAA FINANCES EXPANSION WITH 50% EQUITY, 50% DEBT (DEBT @8%, EQUITY RAISED @ 8.5% CURRENT YIELD)

5) ASSUMES ORGANIC REVENUE/COST/ EBITDA GROWTH OF 2%

6) ASSUMES PAA DISTRIBUTES ALL DISTRIBUTABLE CASH (DEFINED AS EBITDA-INTEREST EXPENSE-MAINTENANCE CAPEX) TO LP/GP OTHER THAN A 4% HOLDBACK (VS. HISTORICAL LEVELS OF 1 TO 3%)

PAA- FORECAST DISTRIBUTABLE CASH FLOW
-------------------------------------


                                                           (6/15 GUIDANCE)
                                                           2004 LAST 6MOS.
YEARS ENDED DEC 31  (DOLLARS IN MILLIONS)                    ANNUALIZED       2005      2006      2007     2008      2009     2010
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Assumptions:
------------
Acqured EBITDA  (Beginning of Year)                                            33.3     33.3      33.3     33.3      33.3     33.3
Multiple of EBITDA Paid for Acquisitions/Expansion Cap                         7.5X     7.5X      7.5X     7.5X      7.5X     7.5X
Implied $Value of Acquisitions/Expansion Capex                                 $250     $250      $250     $250      $250     $250
% of acquisitions/capital expenditures Debt Financed                            50%      50%       50%      50%       50%      50%
Assumed Equity Yield for Acquisition Equity                                    8.5%     8.5%      8.5%     8.5%      8.5%     8.5%
Interest Rate on Acquisition Debt                                              8.0%     8.0%      8.0%     8.0%      8.0%     8.0%
Organic Revenue/EBITDA growth                                                  2.0%     2.0%      2.0%     2.0%      2.0%     2.0%
------------------------------------------------------------------------------------------------------------------------------------


Gross Margin Calculation
------------------------

INCREMENTAL 2005 LINK EBITDA CONTRIBUTION                                      15.0
Total Gross Margin                                                $329.5      384.4    425.4     467.2    509.8     553.3    597.7
Less: Selling, General & Admin.*                                    74.0       75.5     77.0      78.5     80.1      81.7     83.3
(Note: G&A only applies to core 2004 business)

EBITDA (OPERATING CASH FLOW)                                       255.5      308.9    348.4     388.7    429.7     471.6    514.4

TOTAL FULLY DILUTED UNITS OUTSTANDING  (YEAR END)                   66.5       70.3     73.9      77.5     80.9      84.3     87.5
Growth Rate of Units                                               12.5%       5.7%     5.2%      4.8%     4.4%      4.1%     3.8%

------------------------------------------------------------------------------------------------------------------------------------
CALCULATION OF PAA DISTRIBUTABLE CASH
-------------------------------------
EBITDA                                                             255.5      308.9    348.4     388.7    429.7     471.6    514.4
Less: Interest Expense                                              51.0       61.1     71.1      81.1     91.1     101.1    111.0
Less: Maintenance Capital Expenditures                              20.6       21.5     24.3      27.1     30.0      32.9     35.9
Less: 4% Holdback                                                    7.4        9.1     10.1      11.2     12.3      13.5     14.7
-----------------                                                    ---        ---     ----      ----     ----      ----     ----
DISTRIBUTABLE CASH FLOW FOR GP/LP                                  176.5      217.2    242.9     269.3    296.4     324.2    352.8
Growth Rate distributable CF                                                    23%      12%       11%      10%        9%       9%

GP 2% Share                                                          3.5        4.3      4.9       5.4      5.9       6.5      7.1
GP Incentive Fee
13% of .45 to .495 per quarter cash dist.                            1.8        1.9      2.0       2.1      2.2       2.3      2.4
23% of .495 to .675 per quarter cash dist.                           9.3       15.5     16.3      17.1     17.9      18.6     19.3
48% of .675 and above per quarter cash dist.                         0.0        2.8      9.8      17.3     25.4      33.9     43.0

TOTAL GP INCENTIVE                                                  11.1       20.2     28.2      36.6     45.5      54.8     64.7
Distributable Cash Flow (LP Units)                                 161.9      192.7    209.9     227.3    245.0     262.9    281.0
CALCULATED DISTRIBUTABLE CASH FLOW PER LP UNIT                     $2.44      $2.74    $2.84     $2.93    $3.03     $3.12    $3.21
Calculated Average Available per Quarter                           $0.61      $0.69    $0.71     $0.73    $0.76     $0.78    $0.80
------------------------------------------------------------------------------------------------------------------------------------

NOTE: 2004 BASE PAA EBITDA EXCLUDES $7.5m ANNUALIZED OF NON-RECURRING PIPELINE
INTEGRITY COSTS (PER 6/15 GUIDANCE)

*Applies only to currently owned assets-- (Acquired EBITDA contribution flows directly into total gross margin)


                             ** TABLE CONTINUED **


PAA- FORECAST DISTRIBUTABLE CASH FLOW
-------------------------------------




YEARS ENDED DEC 31  (DOLLARS IN MILLIONS)                       2011     2012     2013      2014     2015
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Assumptions:
------------
Acqured EBITDA  (Beginning of Year)                             33.3     33.3      33.3     33.3      33.3
Multiple of EBITDA Paid for Acquisitions/Expansion Cap7.5X      7.5X     7.5X      7.5X     7.5X      7.5X
Implied $Value of Acquisitions/Expansion Capex                  $250     $250      $250     $250      $250
% of acquisitions/capital expenditures Debt Financed             50%      50%       50%      50%       50%
Assumed Equity Yield for Acquisition Equity                     8.5%     8.5%      8.5%     8.5%      8.5%
Interest Rate on Acquisition Debt                               8.0%     8.0%      8.0%     8.0%      8.0%
Organic Revenue/EBITDA growth                                   2.0%     2.0%      2.0%     2.0%      2.0%
-----------------------------------------------------------------------------------------------------------


Gross Margin Calculation
------------------------

INCREMENTAL 2005 LINK EBITDA CONTRIBUTION
Total Gross Margin                                             642.9    689.1     736.2    784.2     833.2
Less: Selling, General & Admin.*                                85.0     86.7      88.4     90.2      92.0
(Note: G&A only applies to core 2004 business)

EBITDA (OPERATING CASH FLOW)                                   557.9    602.4     647.8    694.0     741.2

TOTAL FULLY DILUTED UNITS OUTSTANDING  (YEAR END)               90.7     93.7      96.7     99.6     102.4
Growth Rate of Units                                            3.6%     3.4%      3.2%     3.0%      2.8%

-----------------------------------------------------------------------------------------------------------
CALCULATION OF PAA DISTRIBUTABLE CASH
-------------------------------------
EBITDA                                                         557.9    602.4     647.8    694.0     741.2
Less: Interest Expense                                         121.0    131.0     141.0    151.0     161.0
Less: Maintenance Capital Expenditures                          38.9     42.0      45.2     48.4      51.7
Less: 4% Holdback                                               15.9     17.2      18.5     19.8      21.1
-----------------                                               ----     ----      ----     ----      ----
DISTRIBUTABLE CASH FLOW FOR GP/LP                              382.1    412.2     443.1    474.8     507.4
Growth Rate distributable CF                                      8%       8%        7%       7%        7%

GP 2% Share                                                      7.6      8.2       8.9      9.5      10.1
GP Incentive Fee
13% of .45 to .495 per quarter cash dist.                        2.5      2.6       2.7      2.7       2.8
23% of .495 to .675 per quarter cash dist.                      20.0     20.7      21.4     22.0      22.6
48% of .675 and above per quarter cash dist.                    52.5     62.5      73.0     84.1      95.6

TOTAL GP INCENTIVE                                              75.0     85.8      97.1    108.8     121.0
Distributable Cash Flow (LP Units)                             299.4    318.2     337.2    356.5     376.2
CALCULATED DISTRIBUTABLE CASH FLOW PER LP UNIT                 $3.30    $3.39     $3.49    $3.58     $3.67
Calculated Average Available per Quarter                       $0.83    $0.85     $0.87    $0.89     $0.92
-----------------------------------------------------------------------------------------------------------

NOTE: 2004 BASE PAA EBITDA EXCLUDES $7.5m ANNUALIZED OF NON-RECURRING PIPELINE
INTEGRITY COSTS (PER 6/15 GUIDANCE)

*Applies only to currently owned assets-- (Acquired EBITDA contribution flows directly into total gross margin)


                              ** TABLE COMPLETE **

PLX RECAP MODEL--PF FOR TENDER OFFER
------------------------------------

-----------------------------------------       ---------------------------       -----------------------------------------
RECAP SOURCES                                   CURRENT PLX SHARE DETAILS         PROFORMA PLX SHARECOUNT (BUYBACK)
-------------                                   -------------------------         ---------------------------------
New Debt                           175.0                                          Estimated Funds for Repurchase     84.0
Proceeds From Sale of Oil & Gas     35.0        Basic Shares Out.   23.905        $/Share Assumed Tender           $18.00
Total Sources                      210.0        Options              3.811        Assumed Shares Repurchased         10.2
                                                Avg. Ex. Price       13.63        Basic Shares Out.                  23.9
RECAP USES                                      FD shares @ 18.00     24.8        Adjusted Shares PF for Buyback     13.7
Repayment of Estimated Net Debt     10.0        (Treasury Method)                 Treasury Method Options @ 18.00     0.9
(12/31)                                         ---------------------------
Transaction/ Financing Fees          5.0        (Source: 3/2/2004 13E-3)          Pro Forma FD TM Shares      14.6
                                                                                  ---------------------------------
Management Severance                 5.0
                                                ----------------------------------
Vulcan Expenses                      6.0        TAX ASSUMPTIONS:
Funds for Repurchase of Stock      184.0        Cash tax rate                  40%
                              -----------       Alternative minimum tax rate   20%
Total                              210.0        Estimated NOL @ 12/31/200    $30.0
-----------------------------------------       Percent of PAA distributions
Note: Excludes $15m Breakup Fee                   subject to tax               100%
                                                ----------------------------------




 ---------------------------------------------
 IMPLIED PER SHARE VALUE OF PLX
 BASED ON 2005 PF CASH EARNINGS
 ------------------------------

 MULTIPLE  VALUE
 --------  -----
  10.0x    $ 16.71
  10.3X    $ 17.25 VALUE IMPLIED BY VULCAN BID
  11.0x    $ 18.38
  12.0x    $ 20.05
  13.0x    $ 21.72
  14.0x    $ 23.39
  15.0X    $ 25.06 VALUE @ 15X
  16.0x    $ 26.73
  17.0x    $ 28.40
  18.0x    $ 30.08
  19.0X    $ 31.75 VALUE IMPLIED BY COMPS
  20.0x    $ 33.42
  --------------------------------------------

SUMMARY INCOME STATEMENT
------------------------

                                                        2005   2006   2007   2008  2009   2010   2011   2012  2013    2014   2015
                                                       ---------------------------------------------------------------------------
 Average LP Distributions/Share                        $2.74  $2.84  $2.93  $3.03 $3.12  $3.21  $3.30  $3.39 $3.49  $3.58  $3.67
 % Growth                                                     3.54%  3.35%  3.19% 3.06%  2.95%  2.86%  2.78% 2.71%   2.65%  2.60%

 Units Owned                                            12.4   12.4   12.4   12.4  12.4   12.4   12.4   12.4  12.4    12.4   12.4
 PLX  MLP Unit Distributions                            34.0   35.2   36.4   37.5  38.7   39.8   41.0   42.1  43.2    44.4   45.5
 PLX Share of GP 2%                                      1.9    2.1    2.3    2.6   2.8    3.1    3.3    3.6   3.9     4.1    4.4
 PLX Share of GP Incentive                               8.8   12.3   15.9   19.8  23.9   28.2   32.7   37.4  42.3    47.4   52.7
 -------------------------                               ---   ----   ----   ----  ----   ----   ----   ----  ----    ----   ----
 Total PLX Share of Distributions                       44.7   49.6   54.7   59.9  65.4   71.1   77.0   83.1  89.4    95.9  102.7

  Estimated PLX SG&A                                    (2.0)  (2.0)  (2.1)  (2.1) (2.2)  (2.2)  (2.3)  (2.3) (2.3)   (2.4)  (2.4)
                                                       ---------------------------------------------------------------------------
 Recurring EBIT (Assumes No D&A)                        42.7   47.5   52.6   57.8  63.2   68.9   74.7   80.8  87.0    93.5  100.2


 Interest on Debt                                       13.1   13.1   13.1   13.1  13.1   13.1   13.1   13.1  13.1    13.1   13.1
 EBT                                                    29.6   34.4   39.4   44.7  50.1   55.7   61.6   67.6  73.9    80.4   87.1

 Cash taxes                                             (5.9)  (7.7) (15.8) (17.9)(20.0) (22.3) (24.6) (27.1)(29.6)  (32.2) (34.8)
                                                       ---------------------------------------------------------------------------
 Implied Rate                                          20.0%  22.3%  40.0%  40.0% 40.0%  40.0%  40.0%  40.0% 40.0%   40.0%  40.0%

Net Income                                              23.7   26.7   23.7   26.8  30.1   33.4   36.9   40.6  44.3    48.2   52.3
TM FD Shares Out. (Pro Forma) (Ending)            14.6  13.7   12.9   12.1   11.3  10.6    9.9    9.3    8.7   8.2     7.7    7.2
Average Shares Out (Mid Year)                           14.2   13.3   12.5   11.7  11.0   10.3    9.6    9.0   8.5     7.9    7.4
Recurring Cash Earinings/Share                         $1.67  $2.01  $1.90  $2.29 $2.74  $3.25  $3.83  $4.49 $5.24  $ 6.08 $ 7.04
Growth                                                        20.5%  -5.6%  20.7% 19.6%  18.6%  17.9%  17.2% 16.6%   16.1%  15.7%

----------------------------------------------------------------------------------------------------------------------------------
VULCAN OFFER PRICE               $ 17.25
IMPLIED MULTIPLE OF RECURRING CASH EARNINGS            10.3X   8.6X   9.1X   7.5X  6.3X   5.3X   4.5X   3.8X  3.3X    2.8X   2.5X
----------------------------------------------------------------------------------------------------------------------------------

VALUE @ 15X PF 2005 EARNINGS     $ 25.06

CASHFLOW ADJUSTMENTS
--------------------
Net Income                                              23.7   26.7   23.7   26.8  30.1   33.4   36.9   40.6  44.3    48.2   52.3
Less: PLX Contributions to PAA for Acquisitions         (1.1)  (1.1)  (1.1)  (1.1) (1.1)  (1.1)  (1.1)  (1.1) (1.1)   (1.1)  (1.1)
Net Cash Flow Availible for Share Repurchases/
 Debt Reduction                                         22.6  25.6   22.6   25.7  29.0   32.4   35.9   39.5  43.3    47.2   51.2
Debt Paid Down (Additional Borrowing)                      -      -      -      -     -      -      -      -     -       -      -
Excess Cash Generated Avaiable for Repurchases          22.6   25.6   22.6   25.7  29.0   32.4   35.9   39.5  43.3    47.2   51.2
Assumed Cash Earnings Yield For Share Buybacks          6.7%   6.7%   6.7%   6.7%  6.7%   6.7%   6.7%   6.7%  6.7%    6.7%   6.7%
Implied Price For Buybacks                             $25.0 $30.18 $28.48 $34.38 $41.1 $48.78 $57.49 $67.37 $78.5  $91.22 $105.51
Shares Bought Back                                       0.9    0.8    0.8    0.7   0.7    0.7    0.6    0.6   0.6     0.5    0.5
Pro Forma Ending Share Count                            13.7   12.9   12.1   11.3  10.6    9.9    9.3    8.7   8.2     7.7    7.2


KEY BALANCE SHEET ITEMS                          RECAP
-----------------------                           2004  2005   2006   2007   2008  2009   2010   2011   2012  2013    2014   2015
                                                ----------------------------------------------------------------------------------
New Debt Balance (@ Year End)                    175.0 175.0  175.0  175.0  175.0 175.0  175.0  175.0  175.0 175.0   175.0  175.0
Weighted Average Rate on New Debt                 7.5%  7.5%   7.5%   7.5%   7.5%  7.5%   7.5%   7.5%   7.5%  7.5%    7.5%   7.5%

ENDING DEBT/EBITDA                                      4.1X   3.7X   3.3X   3.0X  2.8X   2.5X   2.3X   2.2X  2.0X    1.9X   1.7X


NET DEBT ESTIMATE @ 12/31/2004: EXCLUDING OIL & GAS FCF
-------------------------------------------------------
($ Million)


ESTIMATED NET DEBT @ 3/31/2004                          NOTES
------------------------------                          -----
BS Debt @ 3/31                         45.0
BS Cash @ 3/31                         15.8
 Cash from Options                     -7.3             Excludes Cash From Option Proceeds
Adjusted Cash                           8.5
Less: April GP Cont.                   -1.0             PLX's April GP Contribution for PAA Equity Raise
Plus: Cash Debt Reserve                 5.1             Cash Included in "Other Long Term Assets"
Plus: PXP Receivable                    3.0             Receivable From PXP Included in "Other Long Term Assets"
ADJUSTED NET DEBT @ 3/31               27.5


SIMPLE QUARTERLY PLX FCF: EX OIL & GAS
--------------------------------------
                                   Q1         Q2-4E
                                   --         -----
Distr. From PAA                    8.2         24.5     All Figures Multiplied by 3 to Annualize Q1 Results
Est. Cash G&A                      0.7          2.2
Cash Taxes                         1.2          3.6
Interest                           0.4          1.1
                                   ---          ---
Free Cash Flow Ex. Oil & Gas       5.8         17.5
PLUS: INCREMENTAL FCF FROM OIL & GAS

ESTIMATED NET DEBT @ 3/31              27.5
ESTIMATED NON O&G FCF                  17.5
ESTIMATED NET DEBT @ 12/31             10.0

NOTE: EXCLUDES ANY CASHFLOW BENEFIT FROM OIL & GAS OPERATIONS FOR NEXT 3 QUARTERS


PLX: COMPARABLE COMPANY TRADING ANALYSIS

                                                                                      MARKET VALUE TO:          MARKET VALUE TO:
                                                CURRENT      SHARES      MARKET          NET INCOME               CASH FLOW
COMPANY                            Ticker        Price        Out         Cap.        2004E       2005E        2004E       2005E
====================================================================================================================================
CROSSTEX ENERGY                     XTXI        $40.56        11.7         473.3     20.2x       24.7x        20.2x       24.7x

KINDER MORGAN INC.                  KMI         $59.63       124.1        7398.3     15.9x       14.4x        17.6x       15.1x

------------------------------------------------------------------------------------------------------------------------------------
AVERAGES                                                                             18.0X       19.6X        18.9X       19.9X
====================================================================================================================================

Source: XTXI from AG Edwards (XTXI FCF Assumed to = Net Income), KMI from
        Goldman Sachs

Note:   XTXI 2005 Earnings/Cashflow decline due in part to depletion of NOLS

                                                                 July 14, 2004


       LEUCADIA NATIONAL CORPORATION
       315 Park Avenue South, 20th Floor
       New York, NY 10010

       Attention:Ian M. Cumming

       Dear Ian:

                We understand that Leucadia National Corporation ("Leucadia") has suggested that Plains Resources Inc. ("PLX") consummate a recapitalization substantially as described in the Schedule 13D with respect to PLX filed by Leucadia on July 7, 2004 (the "Recapitalization"). You have advised us that the Recapitalization will require $175 million of debt financing in the form of (i) fixed rate senior secured notes, (ii) floating rate senior secured notes or (iii) secured term bank financing (the "Financing").

                We are pleased to confirm that Jefferies & Company, Inc. ("Jefferies") is highly confident in our ability to arrange the Financing and would welcome the opportunity to pursue the Transaction.

                Our ability to successfully arrange the Financing is subject to numerous factors, including, without limitation; (i) satisfactory determination of final financial structure of the Recapitalization; (ii) satisfactory market conditions existing at the time of the Financing:
        (iii) receipt of ratings from Moody's and Standard and Poor's that are satisfactory to Jefferies, in its sole discretion. (iv) the preparation, execution, and delivery of documentation satisfactory to Jefferies, the investors/lenders and their respective counsel, which documentation will contain representations, warranties, conditions, covenants and other terms and provisions as are customary in transactions of this type; (v) our receipt of an executed engagement agreement with a counter-party and customary terms, including indemnification, acceptable to Jefferies,
        (vi) satisfactory completion of business, tax, financial, legal, accounting and other customary due diligence matters with respect to PLX; and (vii) the approval of our Underwriting Assistance Committee and of any necessary governmental or self-regulatory bodies or agencies.

                Jefferies is an institutional brokerage and investment bank. Jefferies offers capital raising, advisory, merger, acquisition, and restructuring services for middle market companies and is focused on trading in equity, high yield, convertible and international securities, as well as relevant, high-quality research for its customers, Jefferies, as part of its investment banking practice, has had extensive experience in raising debt financings. Since 1993, Jefferies has raised over $50 billion in public and private debt offerings.

                  For the avoidance of doubt this letter is not a guarantee of the availability of the Financing, Jefferies has not committed to arrange the Financing and shall not be obligated to purchase any securities of PLX by virtue of this letter or otherwise.

        LEUCADIA NATIONAL CORPORATION
        July 14, 2004
        Page 2


                We are delighted to have this opportunity to work with you and look forward to assisting you with the consummation of this Financing.


                                                   Sincerely,

                                                   JEFFERIES & COMPANY, INC.